August 28, 2019

Geoffrey McFarlane
Chief Executive Officer
Winc, Inc.
5340 Alla Road, Suite 105
Los Angeles, CA 90066

        Re: Winc, Inc.
            Offering Statement on Form 1-A
            Filed July 29, 2019
            File No. 024-11050

Dear Mr. McFarlane:

       We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Offering Statement on Form 1-A Filed July 29, 2019

Part I, page 1

1. Please tell us how to reconcile the accounts payable and accrued liabilities amount presented in the table on this page to your December 31, 2018 balance sheet.
2. Please tell us your consideration of including fiscal 2018 cost of revenues in the costs and expenses applicable to revenues line item of the table.
Part II and III
Risk Factors
Risks Related to the Offering and Ownership of Our Securities
"Some investors have more rights than others, including registration rights.", page 17

3. We note your disclosure that "under the [investors' rights] agreement, Major Investors . .
       . and other earlier investors have additional information rights and the ability to invest in
 Geoffrey McFarlane
FirstName LastNameGeoffrey McFarlane
Winc, Inc.
Comapany NameWinc, Inc.
August 28, 2019
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         future financings on more favorable terms." Your investors' rights agreement indicates that these additional information rights include, among other things, access to monthly, quarterly, and annual GAAP financial statements; potential-dilution tables; annual and monthly budgets and business plans; and the ability to request other information. In this regard, it appears there will be periods of time when certain investors will be in possession of material non-public information and will therefore be unable to transfer their securities. Therefore, in an appropriate place in your filing, please include a discussion of potential restrictions on transfer and liquidity issues related to this disparity in access to information among investors.
"The subscription agreement and the other investor agreements have forum selection provisions .
.. . .", page 18

4. We note your disclosure that, in order to invest in this offering, investors agree to resolve disputes arising under the subscription agreement and other investor agreements in state and federal courts located in the State of Delaware. Please amend your disclosure to clarify whether each exclusive forum provision applies to claims arising under the
         Securities Act or Exchange Act. If so, please also state that there is uncertainty as to whether a court would enforce such a provision. If any provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If these provisions do not apply to claims under the federal securities laws, please also ensure that each provison states this clearly, or tell us how you will inform investors in future filings that the provisions do not apply to such actions.
The Company's Business
Subscriptions, page 25

5. We note your disclosure that you offer two tiers of monthly subscriptions. Please clarify whether and how you charge customers for these subscriptions, including a discussion of the difference in fees or fee structure for the two different types of subscriptions.
Management's Discussion and Analysis of Financial Condition and Results of Operation
Results of Operations, page 30

6. We note your disclosure here that you commenced wholesale wine sales in 2015, while your disclosure on page 27 states that you commenced wholesale wine sales in 2016.
         Please revise for consistency.
7. The second full paragraph on page 31 discloses that packaging, fulfillment costs and credit card fees are included in cost of revenues. The second bullet point on page
         31 describes similar expenses that are included in the general and administrative line item. Please revise these descriptions to clarify what is included in the cost of
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FirstName LastNameGeoffrey McFarlane
Winc, Inc.
Comapany NameWinc, Inc.
August 28, 2019
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         revenues versus general and administrative line items.
8. Please revise to discuss the other income (expense) line item. Refer to Item 9 of Part II of
         Form 1-A.
9. Reference is made to your discussion of operating expenses on page 34. Please revise to quantify the impact of reclassifying the printing cost previously classified in marketing expenses. Please make it clear whether the reclassification was for all years and if so, how that decreased advertising costs. If printing costs were reclassified in only the current year, please discuss how that affected other items of expense.
Year Ended December 31, 2018 Compared to Year Ended December 31, 2017, page 32

10. We note your disclosure that the increase in net revenues from DTC sales increased primarily due to an increase in average order volume by your existing customer base.
         Please disclose the percentage of the increase due to existing customers compared with new customers. Please also define "existing customer base" and "new customers."
Securities Being Offered, page 48

11. We note your disclosure that the Series D Preferred Stock may be converted into shares of your common stock automatically upon the occurrence of certain events, like an initial public offering. Please disclose the other "certain events" that would trigger conversion of the Series D Preferred Stock.
Plan of Distribution
Jury Trial Waiver, page 61

12. Please revise this disclosure to include a description of the jury trial waiver provisions contained in the voting agreement, investors' rights agreement, and right of first refusal and co-sale agreement, including whether each provision applies to claims under the federal securities laws and to purchasers in secondary transactions. Consolidated Financial Statements
Consolidated Statements of Operations, page F-7

13. Please revise to present earnings per share on the face of the income statement and provide any applicable related footnote disclosure or tell us why such presentation or disclosure is not required. Refer to ASC 260-15-2.
Note 9. Derivative Liabilities, page F-20

14. You state on page F-13 that you determined that the Company's warrants do not meet the criteria for classification as equity. Please tell us the provision(s) in the warrants that causes them to be accounted for as derivative liabilities referencing authoritative literature that supports your accounting treatment. Please also revise this note to disclose the terms
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Winc, Inc.
August 28, 2019
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       that trigger derivative liability treatment.
Note 13. Stockholders' Equity, page F-25

15. Please revise to describe the preferred stock conversion price adjustment provision. Refer to ASC 505-10-50-3.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

        You may contact Adam Phippen, Staff Accountant, at (202) 551-3336 or Jim Allegretto,
Senior Assistant Chief Accountant, at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Bagley, Staff
Attorney, at (202) 551-2545 or Mara Ransom, Assistant Director, at (202) 551-3264 with any other questions.



                                                             Sincerely,
FirstName LastNameGeoffrey McFarlane
                                                             Division of
Corporation Finance
Comapany NameWinc, Inc.
                                                             Office of Consumer
Products
August 28, 2019 Page 4
cc:       Jeanne Campanelli
FirstName LastName